Exhibit 2.1
Execution Version
ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (“Agreement”) is entered into as of April 4, 2011, by and among Cardo Medical, Inc., a Delaware corporation (“Cardo Medical”), Cardo Medical, LLC, a Delaware limited liability company (together with Cardo Medical, “Sellers” and each a “Seller”), and Altus Partners, LLC, a Delaware limited liability company (“Buyer”).
RECITALS; AND TERMS OF AGREEMENT
     Sellers own and operate an orthopedic medical device business specializing in designing, developing and marketing those spinal surgical devices identified on Schedule 1.1 attached hereto (as such business is conducted as of the date hereof, the “Business”). Buyer desires to purchase, and Sellers desire to sell, the Purchased Assets (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement. Capitalized terms used herein without definition have the meanings set forth in Exhibit A. In consideration of the mutual representations and agreements herein, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES
     1.1 Purchased Assets. At the Closing, each Seller agrees to sell, convey, transfer, assign and deliver to Buyer, on the terms and subject to the conditions set forth in this Agreement, all of its right, title and interest in and to all of the assets, properties and business of Sellers used exclusively or held for use exclusively in connection with the Business, including the assets set forth on Schedule 1.1 hereto regardless of whether such assets are used exclusively in connection with the Business (unless otherwise noted on such schedule) (collectively, the “Purchased Assets”), free and clear of all Liens, except for Permitted Liens.
     1.2 Excluded Assets. Notwithstanding anything to the contrary set forth in Section 1.1 or elsewhere herein, the Purchased Assets shall exclude all Excluded Assets.
     1.3 Asset Transfer.
          (a) At the Closing, the Sellers shall transfer title to all of the Purchased Assets to Buyer, and Sellers shall deliver to Buyer possession of all of the Purchased Assets. Sellers shall further deliver to Buyer proper assignments, conveyances and bills of sale sufficient to convey to Buyer good and valid title to all the Purchased Assets free and clear of all Liens, except for Permitted Liens, as well as such other instruments of conveyance necessary to effect or evidence the transfers contemplated hereby.
          (b) To the extent that any of the Purchased Assets or any claim, right or benefit arising under or resulting from such Purchased Assets (collectively, the “Rights”) is not capable of being transferred without the approval, consent or waiver of any third person, or if the transfer of a Right would constitute a breach of any obligation under, or violation of, any applicable Law unless the approval, consent or waiver of such third person is obtained, then, except as expressly otherwise provided in this Agreement and without limiting the rights and remedies of Buyer contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer such Right unless and until such approval, consent or waiver has been obtained. After the Closing Date and until all such Rights are transferred to Buyer, each Seller shall use their commercially reasonable efforts to: assist Buyer in obtaining such approvals, consents and waivers with respect to all Rights not so transferred; maintain such Seller’s existence and hold the Rights in trust for Buyer; comply with the terms and provisions of the Rights as agent for Buyer for Buyer’s benefit; cooperate with Buyer in any commercially reasonable and lawful arrangements designed to provide the benefits of such Rights solely and exclusively to Buyer, to the extent applicable; and not waive, alter or amend any obligations of third parties with respect to such Rights not so transferred, whether expressly or impliedly without the written consent of Buyer. With respect to the Rights not so transferred, Sellers hereby hire, at no cost, and authorize Buyer to perform the services specified in such Rights on Sellers’ behalf, pursuant to the terms of such Rights.
     1.4 Assumed Liabilities. At the Closing, Buyer agrees to assume, pay, discharge and perform when required and lawfully due, only the Assumed Liabilities.
     1.5 Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, the parties expressly agree that Buyer shall not assume or otherwise become liable for any liabilities other than the Assumed Liabilities. Each of the Sellers, jointly and severally, shall defend, indemnify and hold harmless Buyer, its Affiliates and successors and assigns, from and against any and all losses, damages, costs, expenses (including court costs, amounts paid in settlement, judgments, reasonable attorneys’ fees or other expenses for investigating and defending), suits, actions, claims, deficiencies, liabilities or obligations related to, caused by or arising from any of the Excluded Liabilities.
ARTICLE II
PURCHASE PRICE
     2.1 Purchase Price. At the Closing, as consideration for the Purchased Assets being acquired by Buyer hereunder, in addition to the assumption of the Assumed Liabilities, Buyer shall deliver to Sellers Three Million Dollars ($3,000,000.00) (the “Purchase Price”); consisting of (i) Two Million Seven Hundred Thousand Dollars ($2,700,000) paid by Buyer to Sellers in cash at Closing (the “Closing Payment”), and (ii) the Deposit, which will be retained by the Escrow Agent pursuant to the terms of the Escrow Agreement and Section 2.3 of this Agreement (the “Closing Escrow”) to fund the amount of any adjustment pursuant to Section 2.3 hereunder.
     2.2 Allocation of Purchase Price; Tax Treatment. The Purchase Price (including, for purposes of this Section 2.2, any other consideration paid to Sellers, including Assumed Liabilities) will be allocated among the Sellers and among the Purchased Assets consistent with the allocation set forth on Schedule 2.2 attached hereto (the “Allocation Schedule”). Buyer and Sellers each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the Allocation Schedule. Buyer and Sellers each agree to provide the other promptly with any other information reasonably required to complete Form 8594. The parties hereto intend that the transaction contemplated hereby be treated for tax purposes as taxable under Section 1001 of the Code.

     2.3 Inventory Adjustment.
          (a) Estimated Closing Inventory Value. At least two (2) Business Days prior to the Closing Date, the Sellers shall deliver to Buyer a written statement setting forth in reasonable detail a good faith estimate of the Closing Inventory Value by totaling the number of inventory items by SKU on a cost basis (the “Estimated Closing Inventory Value”). As used herein, “Closing Inventory Value” means the dollar amount, determined on a cost basis, of Sellers’ inventory and instruments included in the Purchased Assets as of the Closing Date that are identified on Exhibit 1.1d(i) to Schedule 1.1 hereof. For purposes of this Section 2.3, inventory and instruments shall only be included in the calculation of Closing Inventory Value to the extent such inventory and instruments are in compliance with the representations and warranties contained in Section 5.16 disregarding any reserves on Sellers’ balance sheets referenced in Section 5.16.
          (b) Closing Inventory Value Statement. Within sixty (60) days after the Closing Date, Buyer will prepare or cause to be prepared, and will provide to Sellers, a written statement (the “Closing Inventory Value Statement”) setting forth in reasonable detail its determination of the Closing Inventory Value as of the Closing.
          (c) Dispute Notice. The Closing Inventory Value Statement (and the calculation of the Closing Inventory Value contained therein) will be final, conclusive and binding on the parties unless Sellers provide a written notice (a “Dispute Notice”) to Buyer no later than thirty (30) days after delivery of the Closing Inventory Value Statement setting forth in reasonable detail any items Sellers dispute on the Closing Inventory Value Statement (each, a “Disputed Item”). Any item or amount to which no dispute is raised in the Dispute Notice shall be final, conclusive and binding on the parties.
          (d) Resolution of Disputes. If the Sellers have delivered the Dispute Notice within the 30-day period, then Buyer and Sellers will attempt to resolve each Disputed Item. In the event all such Disputed Items are not resolved within ten (10) Business Days after delivery of the Dispute Notice, either Buyer or Sellers may provide written notice to the other that it elects to submit the Disputed Items to an independent accounting firm of national or regional recognition mutually agreed upon by the parties (the “Accounting Firm”). If the parties cannot so agree, each of Buyer and Cardo Medical shall select an accounting firm of national or regional recognition and such two accounting firms shall select a third accounting firm of national or regional recognition to serve as the Accounting Firm. The Accounting Firm will promptly review Disputed Items submitted to it for resolution and objected to in the Dispute Notice and resolve the dispute with respect to each such Disputed Item in accordance with the methodology set forth in Section 2.3(a). The fees and expenses of the Accounting Firm will be paid by the party whose estimate of the Disputed Items, in the aggregate, is furthest from the final determination of such Disputed Items, in the aggregate, by the Accounting Firm; otherwise such fees and expenses shall be paid 50% by Buyer and 50% by Sellers. The decision of the Accounting Firm with respect to the Disputed Item(s) submitted to it (and the determination of the Closing Inventory Value resulting therefrom) will be final, conclusive and binding on the parties. Each of the parties agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm and to cause the Accounting Firm to resolve all Disputed Items no later than thirty (30) Business Days after submission of the dispute to the Accounting Firm.

     (e) Adjustment Payment. No later than the fifth (5th) Business Day after final determination of the Closing Inventory Value in accordance with this Section 2.3:
          (i) if the Closing Inventory Value as finally determined pursuant to this Section 2.3 is less than the Estimated Closing Inventory Value, then the Sellers and Buyer shall promptly execute a joint written instruction to the Escrow Agent to release the difference from the Closing Escrow to the Buyer;
          (ii) if the Closing Inventory Value as finally determined pursuant to this Section 2.3 equals or exceeds the Estimated Closing Inventory Value, then Sellers and Buyer will promptly execute a joint written instruction to the Escrow Agent to release the full amount of the Closing Escrow to Sellers; and
          (iii) if any funds remain in the Closing Escrow after the payments contemplated hereby, then Sellers and Buyer will promptly execute a joint written instruction to the Escrow Agent to release any such remaining portion of the Closing Escrow to Sellers.
          (f) For the avoidance of doubt, Sellers shall have no liability pursuant to this Section 2.3 or otherwise in excess of the Closing Escrow.
ARTICLE III
CLOSING
     3.1 Time and Place. The closing (“Closing”) of this Agreement and the purchase and sale of the Purchased Assets shall take place at 11:59 p.m. (Eastern Time) on the date hereof (the “Closing Date”) All proceedings shall occur simultaneously and all documents and agreements shall be executed and delivered simultaneously.
     3.2 Procedure at the Closing. At the Closing, each Seller shall execute and deliver to Buyer all of the documents and agreements required to be executed and delivered by it pursuant to Article VII. At the Closing, Buyer shall execute and deliver to Sellers all of the documents and agreements required to be executed and delivered by it pursuant to Article VII, and deliver the Purchase Price pursuant to Article II.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
     Except as set forth in the disclosure schedule attached hereto delivered by Buyer to Sellers (the “Disclosure Schedules”), Buyer represents and warrants to Sellers as follows:
     4.1 Status. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.
     4.2 Power and Authority. Buyer has the power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. Buyer has taken all action necessary to authorize the execution and delivery of this Agreement and the other agreements contemplated hereby to which it is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby to be consummated by it.
     4.3 Enforceability. This Agreement and each other agreement contemplated hereby to which Buyer is a party has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.
     4.4 No Commissions. Except for fees or commissions payable by Buyer, Buyer has not incurred any obligation for any finders’, brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby.
     4.5 No Proceedings. No suit, action or other proceeding is pending or, to Buyer’s Knowledge, threatened in writing before any Governmental Authority seeking to restrain or prohibit Buyer from entering into this Agreement or to prohibit the Closing or the performance of any other obligation hereunder.
     4.6 Financing. Buyer has sufficient funds to ensure timely payment in full of the Purchase Price at the Closing in accordance with this Agreement.
     4.7 No Violation. The execution and delivery by Buyer of this Agreement and any other agreement or document to be delivered by it in connection herewith, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby will not: (a) contravene any provision of the formation document, charter or by-laws or similar organizational document of Buyer; (b) violate or conflict with any Law or of any arbitration award which is either applicable to, binding upon or enforceable against Buyer; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any material Contract or material Permit which is applicable to, binding upon or enforceable against Buyer; (d) result in or require the creation or imposition of any Lien upon or with respect to any of the material assets of Buyer; (e) give to any Person a right or claim affecting any material assets of Buyer; or (f) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person (except for consents already obtained).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Except as set forth in the SEC Reports or in the Disclosure Schedules attached hereto delivered by Sellers to Buyer, Sellers, jointly and severally, represent and warrant to Buyer as follows:
     5.1 Corporate Status. Each Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. Each Seller is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification necessary, except as would not have a Material Adverse Effect.
     5.2 Power and Authority. Each Seller has the power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Seller has taken all action necessary to approve and authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby to be consummated by it.
     5.3 Enforceability. This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.
     5.4 Subsidiaries. No Seller has any subsidiaries, equity investments or ownership interest in any other entity that is not a Seller.
     5.5 No Violation. The execution and delivery by each Seller of this Agreement and any other agreement or document to be delivered by it in connection herewith, the performance by each Seller of its obligations hereunder and thereunder, and the consummation by each Seller of the transactions contemplated hereby and thereby will not: (a) contravene any provision of the certificate of incorporation or formation or bylaws or operating agreement of such Seller; (b) violate or conflict with any Law or of any arbitration award which is either applicable to, binding upon or enforceable against such Seller or the Purchased Assets; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any Material Contract or material Permit which is applicable to, binding upon or enforceable against such Seller or the Purchased Assets; (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Purchased Assets; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person, except in each case for consents already obtained and except, in the case of each of (b), (c) or (e), as would not have a Material Adverse Effect.
     5.6 No Commissions. Except as set forth on Section 5.6 of the Disclosure Schedules, no Seller nor any of their Affiliates has incurred any obligation for any finders,’ brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby; and all amounts so scheduled are payable by Sellers.

     5.7 Financial Statements; SEC Reports; Disclosure and Internal Controls.
          (a) As of their respective dates, the SEC Reports: (i) were prepared in accordance and complied in all respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, with all such SEC Reports having been filed on a timely basis, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Sellers make no representation or warranty whatsoever concerning the SEC Reports as of any time other than the time they were filed.
          (b) Each set of financial statements (including, in each case, any related notes thereto) contained in any SEC Report (the “Financial Statements”), complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and fairly presents in all material respects the financial position of Sellers at the respective dates thereof and the results of operations and cash flows for the periods indicated, except that unaudited interim financial statements will be subject to normal adjustments which are not expected to be material to Sellers, taken as a whole. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. Sec. 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the SEC Reports are accurate and complete and comply as to form and content with all rules of applicable Governmental Authorities in all material respects.
     5.8 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement and as set forth in Section 5.8 of the Disclosure Schedules, from the date of the Current Balance Sheet until the date of this Agreement, Sellers have operated the Business in the ordinary course of business in all material respects and there has not been, with respect to any Seller or with respect to the Business, any:
          (a) event, occurrence or development that has had a Material Adverse Effect;
          (b) material amendment of the charter, by-laws or other organizational documents of any Seller;
          (c) split, combination or reclassification of any shares of its capital stock;
          (d) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;
          (e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

          (f) material change in any method of accounting or accounting practice of any Seller, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements;
          (g) incurrence, assumption or guarantee of any indebtedness for borrowed money in an aggregate amount exceeding $10,000, except unsecured current obligations and liabilities incurred in the ordinary course of business;
          (h) sale or other disposition of any of the Purchased Assets, except in the ordinary course of business and except for any assets having an aggregate value of less than $10,000;
          (i) adoption, amendment or modification of any Benefit Plan, the effect of which in the aggregate would increase the obligations of any Seller by more than ten percent 10% of its existing annual obligations to such plans;
          (j) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof for consideration in excess of $50,000;
          (k) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law; or
          (l) any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.
     5.9 Undisclosed Liabilities of Sellers. Sellers have no liabilities or obligations, whether accrued, absolute, contingent or otherwise, of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet of the Business prepared in accordance with GAAP, consistently applied, except (a) liabilities reflected on or reserved against in the Current Balance Sheet or disclosed in the notes thereto, (b) liabilities that have arisen since the date of the Current Balance Sheet in the ordinary course of the operation of the Business, (c) liabilities that otherwise constitute Excluded Liabilities, and (d) liabilities disclosed in Section 5.9 of the Disclosure Schedules or in another section of the Disclosure Schedules.
     5.10 Litigation. There are no, and during the past two (2) years there have been no, actions, suits, claims, investigations or other legal proceedings pending or, to Sellers’ Knowledge, threatened against or by any Seller to which the Business or any of the Purchased Assets is subject. There are no outstanding orders, decrees, judgments, settlements, stipulations or agreements issued or enforceable by any Governmental Authority in any proceeding to which the Business or any of the Purchased Assets is subject. The representations and warranties contained in this Section 5.10 shall not be deemed to relate to tax matters (which are governed by Section 5.13).

     5.11 Assets. Sellers have good and valid title to, or a valid leasehold interest in, the Purchased Assets and are selling the same free and clear of any Lien, except for Permitted Liens. The Purchased Assets are in good operating condition, except as would not have a Material Adverse Effect and except for ordinary wear and tear.
     5.12 Compliance with Laws; Permits.
          (a) Sellers are in compliance with all Laws and orders applicable to them, except where the failure to be in compliance would not have a Material Adverse Effect.
          (b) Section 5.12(b) of the Disclosure Schedules sets forth a complete list of all material Permits required for Sellers to conduct the Business as presently conducted. Each Seller is in compliance with all of the terms and requirements of each Permit identified or required to be identified in Section 5.12(b) of the Disclosure Schedules, except as would not have a Material Adverse Effect.
          (c) Sellers are in compliance in all material respects with the Federal Food Drug and Cosmetic Act and have obtained all Permits necessary for the products of the Business pursuant to Title 21 of the Code of Federal Regulations, Parts 800 through 1299 (21 CFR Parts 800-1299). No consents from either the Food and Drug Administration or any other Governmental Authority are required in order to transfer the Permits as contemplated hereby.
          (d) The representations and warranties contained in this Section 5.12 shall not be deemed to relate to tax matters (which are governed by Section 5.13).
     5.13 Tax Matters. Except as set forth in Section 5.13 of the Disclosure Schedules:
          (a) Sellers have filed (taking into account any valid extensions) all material Tax Returns required to be filed by Sellers. Such Tax Returns are true, complete and correct in all material respects. No Seller is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All material Taxes due and owing by the Sellers have been paid or accrued.
          (b) No extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes of the Sellers.
          (c) There are no ongoing actions, suits, claims, investigations or other legal proceedings by any taxing authority against the Sellers.
          (d) No Seller is a party to any Tax-sharing agreement.
          (e) All material Taxes which any Seller is obligated to withhold from amounts owing to any employee, creditor or third party have been paid or accrued.
The representations and warranties set forth in this Section 5.13 are the Sellers’ sole and exclusive representations and warranties regarding Tax matters.

     5.14 Material Agreements.
          (a) Except as set forth on Section 5.14(a) of the Disclosure Schedules, neither Seller is a party to or bound by any of the following Contracts:
          (i) Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time;
          (ii) Contracts with any Seller or any Affiliate of any Seller related primarily to the Business; and
          (iii) confidentiality agreements and non-disclosure agreements still in effect relating primarily to the Business or the Purchased Assets (excluding customary confidentiality and non-disclosure provisions contained in any Contract and excluding any such agreement with any potential bidder for any Seller or any of its assets).
          (b) Other than the Material Contracts and any Contract disclosed on Section 5.14(a) of the Disclosure Schedules, there are no other Contracts primarily related to the Business. Sellers have made true and complete copies of all Material Contracts available to Buyer prior to the Closing. As used herein, “Material Contracts” means those Contracts included in the Purchased Assets.
          (c) Except as disclosed in Section 5.14(c) of the Disclosure Schedules, each Material Contract is legal, valid, binding and enforceable against Sellers (and to Sellers’ Knowledge, the other party thereto), is in full force and effect, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles. Except as disclosed in Section 5.14(c) of the Disclosure Schedules, (i) there exists no material default or event of material default by any Sellers or, to the Knowledge of Sellers, any other party to any Material Contract, (ii) no Material Contract has been canceled by Sellers or, to the Knowledge of Sellers, any other party thereto, (iii) Sellers have, or prior to the Closing will have, performed all material obligations under such Material Contracts required to be performed by Sellers or their Affiliates prior to the Closing, (iv) to the Knowledge of Sellers, there is no event which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract, and (v) Sellers have not assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
     5.15 Intangible Property. “Intangible Property” means: (i) trademarks, service marks and tradenames, including all applications and registrations and goodwill related to the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) inventions, discoveries, patents and patent applications; and (v) internet domain name registrations. Section 5.15(a) of the Disclosure Schedules lists all Intangible Property owned by Sellers and used or held for use in the Business (the “Seller Intangible Property”). Except as would not have a Material Adverse Effect and as set forth on Section 5.15(b) of the Disclosure Schedules, Sellers own, free and clear of any encumbrances, or have the right to make, use and sell all Seller Intangible Property included in the Purchased Assets. Except as would not have a Material Adverse Effect, to Sellers’ Knowledge and as set forth on Section 5.15(b) of the Disclosure Schedules: (i) the Seller Intangible Property included in the Purchased Assets as currently licensed or used by Sellers, and the Sellers’ conduct of the Business as currently conducted, do not infringe, violate or misappropriate the Intangible Property of any other Person; and (ii) no Person is infringing, violating or misappropriating any Seller Intangible Property included in the Purchased Assets.
     5.16 Inventory. Except as set forth on Section 5.16 of the Disclosure Schedules, the inventory included in the Purchased Assets (a) does not include any items that are obsolete or of a quantity or quality not usable or salable in the ordinary course of the Business consistent with past practices during the twelve-month period prior to the date hereof, except to the extent of Sellers’ reserves therefor as set forth on the Current Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Sellers, and (b) includes only items of a type sold by the Business in the ordinary course of the Business consistent with past practices during the twelve-month period prior to the date hereof, except to the extent of Sellers’ reserves therefor as set forth on the Current Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Sellers. The inventory has been labeled with the mark of Buyer and does not bear the Cardo trademark. The inventory of the Business disposed of subsequent to the date of the Current Balance Sheet Date has been disposed of only in the ordinary course of the Business consistent with past practices during the twelve-month period prior to the date hereof. Set forth on Schedule 1.1(d) is a list of inventory of the Business by location.
     5.17 Warranty; Product Liability.
          (a) Each product or service sold by Sellers with respect to the Business is and has been sold in conformity in all material respects with all applicable express warranties, and neither of the Sellers has any material liability for replacement or repair thereof or other damages, liability or obligations in connection therewith.
          (b) Section 5.17(b) of the Disclosure Schedules sets forth an accurate, correct and complete list and summary description of all pending material claims arising from or alleged to arise from any injury to person or property as a result of the ownership, possession or use of any product of the Business manufactured, distributed or sold by Sellers during the two years prior to the date hereof. Neither Seller has any material liability or obligation arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product of the Business sold or distributed by Sellers.
     5.18 Bulk Sales. The transactions contemplated under this Agreement are not subject to any bulk sales, transfer or similar Law of any jurisdiction.
     5.19 No Other Representations and Warranties. Except for the representations and warranties contained in this Article V (including the related portions of the Disclosure Schedules), no Seller or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Sellers.

     5.20 Disclaimer Regarding Estimates and Projections. In connection with Buyer’s investigation of Sellers, Buyer has received certain estimates, forecasts, plans and financial projections. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, forecasts, plans and projections, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, forecasts, plans and projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, forecasts, plans and projections), and that Buyer shall have no claim against Sellers with respect thereto. Accordingly, Sellers do not make any representation or warranty with respect to such estimates, forecasts, plans and projections (including any such underlying assumptions).
ARTICLE VI
CERTAIN AGREEMENTS AND COVENANTS OF THE PARTIES
     6.1 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.
     6.2 Certain Tax Returns and Indemnity. Notwithstanding anything to the contrary set forth herein, any sales, transfer, or documentary stamp Tax attributable to the sale or transfer of the Purchased Assets shall be paid by Buyer. Each Seller shall be liable for the payment of all Taxes of such Seller. Each Seller shall also be liable for the payment of all Taxes applicable to the Purchased Assets for all taxable periods on or before the Closing Date, regardless of when assessed, and including any interest or penalties thereon. For the purpose hereof, any taxable period which ends after the Closing Date, but includes a period of time before the Closing Date, shall be deemed to be two taxable periods, the first ending on the Closing Date and the second beginning the next day. For purposes of determining the amount of Taxes attributable to the portion of any such period ending on the Closing Date and the portion of any such period ending after the Closing Date, the total amount of Taxes payable with respect to any such period shall be apportioned in equal amounts among all days during said period.
     6.3 Publicity. Except as required by applicable Law, any exchange or organization on which Cardo Medical’s securities trade, or any Governmental Authority, no press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party hereto without the prior approval of the other parties hereto, which shall not be unreasonably withheld.
     6.4 Confidentiality. From and after the Closing, except as otherwise required by Law, each Seller will treat and hold as confidential all of the Confidential Information, refrain from using or authorizing the use of any of the Confidential Information, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information, including electronic, that are in his, her, or its possession or control, except for electronic copies maintained pursuant to Sellers’ computer backup systems. In the event that either Seller is requested or required pursuant to applicable Law, written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigation demand, or similar process to disclose any Confidential

Information, such Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such Seller is, on the advice of counsel, compelled to disclose any Confidential Information or else stand liable for contempt or otherwise violate any applicable Law, such Seller may disclose the Confidential Information; provided, however, that such Seller shall use his or its reasonable best efforts to obtain, at the request and expense of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate. For purposes of this Agreement, “Confidential Information” shall mean any information or data concerning the Business, Purchased Assets or Assumed Liabilities not generally available to the public.
     6.5 Warranty Obligations. Sellers shall be responsible for all warranties issued by the Sellers with respect to products and services sold by the Business prior to the Closing Date and shall timely perform such warranty services at its own cost. Buyer will reasonably cooperate with Sellers at Sellers’ expense in the handling of any warranty claims. At or prior to the Closing, Sellers shall, at their sole cost and expense, obtain and carry in full force and effect for the three (3) year period following the Closing, product liability insurance in respect of the manufacture and sale of all products and services of the Sellers’ spinal surgical device business prior to the Closing, in the amount of at least $1 million in the aggregate, and name Buyer and its Affiliates as additional insureds (the “Seller Product Liability Insurance”). Upon the closing of the sale of substantially all of the assets of Sellers’ Reconstructive Division to Arthrex, Inc., the Seller Product Liability Insurance shall be prepaid for the remainder of the term thereof.
     6.6 Books and Records.
          (a) In order to facilitate the resolution of any claims made against or incurred by Sellers prior to the Closing, or for any other reasonable purpose, for a period of seven (7) years after the Closing, Buyer shall:
          (i) retain the books and records of each Seller to the extent delivered to Buyer relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of such Seller; and
          (ii) upon reasonable notice, afford the representatives, advisors and consultants of Sellers reasonable access (including the right to make, at Sellers’ expense, photocopies), during normal business hours, to such books and records.
          (b) No party shall be obligated to provide any other party with access to any books or records (including personnel files) pursuant to this Section 6.6 where such access would violate any Law or order of any Governmental Authority.
ARTICLE VII
CLOSING DELIVERABLES
     7.1 Closing Deliverables of Sellers. At the Closing, Sellers shall deliver to Buyer:

          (a) A certificate from the Secretary of each Seller certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) each Seller’s certificate of incorporation or formation and bylaws or operating agreement, as applicable, as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by each Seller’s board of directors, stockholders and/or members, as applicable, authorizing the transactions contemplated by this Agreement, (c) an incumbency certificate, and (d) a certificate of good standing of each Seller issued by the Secretary of State of Delaware as of a date not more than ten (10) days prior to the Closing Date;
          (b) Evidence reasonably satisfactory to Buyer of the satisfaction and release of all Liens (other than Permitted Liens) encumbering any of the Purchased Assets, except to the extent such Lien relates to an Assumed Liability;
          (c) The Bill of Sale and Assignment and Assumption Agreement, duly executed by each Seller, in substantially the form attached hereto as Exhibit B (the “Bill of Sale”);
          (d) Duly executed assignments of all Seller Intangible Property (as set forth on Schedule 1.1);
          (e) Any consents identified on Schedule 7.1(e); and
          (f) Such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer.
     7.2 Closing Deliverables of Buyer. At the Closing, Buyer shall deliver to Sellers:
          (a) Cash in an amount equal to the Closing Payment by wire transfer in immediately available funds, to an account or accounts designated by Sellers;
          (b) A certificate from the Secretary of Buyer certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) the Buyer’s certificate of formation and operating agreement as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by Buyer’s members authorizing the transactions contemplated by this Agreement, (c) an incumbency certificate, and (d) a certificate of good standing of Buyer issued by the Secretary of State of the State of Delaware as of a date not more than ten (10) days prior to the Closing Date; and
          (c) Such other bills of sale, assignments, assumptions and other instruments of transfer or conveyance as Sellers may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer.

ARTICLE VIII
GENERAL PROVISIONS
     8.1 Non-Survival of Representations and Warranties. None of the representations or warranties set forth herein or in any document or instrument delivered in connection herewith shall survive the Closing. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms is to be performed after the Closing.
     8.2 Entire Agreement; No Third Party Beneficiaries; Amendment; Waiver; Remedies. This Agreement (including the exhibits and schedules attached hereto) and other documents executed and delivered at the Closing pursuant hereto, contain the entire understanding of the parties in respect of the subject matter hereof and thereof and supersede all prior agreements, representations, warranties, covenants and understandings (oral or written) between or among the parties with respect to such subject matter. This Agreement is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder. This Agreement may not be modified, amended, supplemented, canceled or discharged and no waiver hereunder may be granted, except by written instrument executed by all of the parties hereto. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or in equity, that they may have against each other.
     8.3 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, shall be delivered in person, by facsimile or by a nationally recognized overnight delivery and shall be deemed given (a) when delivered in person, (b) on the business day sent by facsimile, if sent before 5 p.m. on such business day, and if sent after 5 p.m., on the next business day, or (c) the business day after delivered to a nationally recognized overnight courier (postage pre-paid) for next business day delivery, in each case, at the following addresses (or at such other addresses as a party shall designate by written notice to the other party pursuant to this Section):
if to Buyer:
Altus Partners, LLC
5149 West Chester Pike
Newtown Square, PA 19073
Attention:       Manager
Facsimile:       (610) 356 4202
with copies (that shall not constitute notice) to:

Dilworth Paxson LLP
1500 Market Street
Suite 3500E
Philadelphia, PA 19102
Attention:       Michael J. Tierney, Esq.
Facsimile:       (215) 575-7200
if to Sellers:
Cardo Medical, Inc.
10 Clifton Blvd.
Suite B1
Clifton NJ 07011
Attn: Andrew Brooks, M.D.
Facsimile: (310) 861-5299
with copies (that shall not constitute notice) to:
4400 Biscayne Blvd.
12th Floor
Miami, FL 33137
Attention: Josh Weingard
Facsimile: (305) 575-4130
and
Akerman Senterfitt
One SE third Ave.
Suite 2500
Miami, FL 33131
Attention: Mary V. Carroll
Facsimile: (305) 349-4764
     8.4 Expenses; Legal Fees. In connection with this Agreement or any transaction contemplated hereby, each party shall pay its respective expenses, including, but not limited to, legal, accounting, brokers’ and investment banking fees and expenses. In the event of any dispute relating to this Agreement, the non-prevailing party shall pay the expenses and costs of the prevailing party, including but not limited to legal fees and costs.
     8.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns and shall be enforceable by any such successors and assigns. This Agreement and any rights and obligations hereunder (a) may not be assigned by Buyer without the prior written consent of Sellers and (b) may not be assigned by either Seller without the prior written consent of Buyer, in each case, which will not be unreasonably withheld.

     8.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. A facsimile or digital image of a signature (such as a .pdf or .tif file) of any party shall be considered to have the same binding legal effect as an original signature.
     8.7 Severability. If any word, phrase, sentence, clause, section, subsection or provision of this Agreement as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of any other word, phrase, sentence, clause, section, subsection or provision of this Agreement.
     8.8 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof”, “herein”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
     8.9 Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Agreement; and (d) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
     8.10 Construction. The parties agree and acknowledge that they have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.
     8.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

     8.12 Exhibits and Schedules.
          (a) Any matter, information or item disclosed in this Agreement or the Disclosure Schedules delivered by a party or in any of the Schedules or Exhibits attached hereto, under any specific representation, warranty, covenant or Schedule heading number, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability to any third party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement or otherwise.
          (b) The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.
     8.13 Governing Law and Venue; Waiver of Jury Trial.
          (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii)

EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION.
[Signature Page To Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

SELLERS: CARDO MEDICAL, INC.
By:	/s/ Andrew Brooks
	Name:	Andrew Brooks
	Title:	CEO

CARDO MEDICAL, LLC
By:	/s/ Andrew Brooks
	Name:	Andrew Brooks
	Title:	CEO

BUYER: ALTUS PARTNERS, LLC
By:	/s/ Michael Fitzgerald
	Name:	Michael Fitzgerald
	Title:	Manager

EXHIBIT A
DEFINITIONS
     “Affiliate,” with respect to a Person, shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date hereof, and shall also mean all family members of such Person.
     “Assumed Liabilities” means the executory obligations of Sellers arising after the Closing under all Contracts listed on Schedule 1.1 (but only to the extent such liabilities and obligations do not arise out of a violation, breach or failure to pay or perform under such Contract, which obligation or payment was due prior to Closing).
     “Code” means the Internal Revenue Code of 1986, as amended, and treasury regulations promulgated thereunder.
     “Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, to which any Seller is a party.
     “Current Balance Sheet” means the consolidated balance sheet of Cardo Medical as of September 30, 2010 included with its Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the SEC on November 22, 2010.
     “Deposit” means the Three Hundred Thousand Dollars ($300,000.00) in cash deposited by Buyer pursuant to the terms of the Escrow Agreement.
     “Escrow Agent” means Dilworth Paxson LLP, a Pennsylvania limited liability partnership.
     “Escrow Agreement” means that certain Escrow Agreement, by and among Buyer, Cardo Medical and the Escrow Agent dated February 7, 2011.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Assets” means all assets of Sellers other than the Purchased Assets. Without limiting the foregoing, all assets set forth on Schedule 2.1 are Excluded Assets.
     “Excluded Liabilities” shall mean any and all obligations and/or liabilities of any Seller other than the Assumed Liabilities.
     “GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.
     “Governmental Authority” means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     “Knowledge” means (i) in the case of Sellers, the actual knowledge, following reasonable inquiry, of each of Andrew Brooks, M.D., Michael Kvitnitsky and Derrick Romine and (ii) in the case of Buyer, the actual knowledge, following reasonable inquiry, of each of Michael Fitzgerald, Mark Bartosh and David Watson.
     “Law” means any statute, law, ordinance, regulation, rule, code, order, writ, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
     “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction on transfer, right of first refusal, pre-emptive right, claim, adverse claim or charge of any kind.
     “Material Adverse Effect” means, any change or effect that, individually or in the aggregate with any such other changes or effects, is materially adverse to the assets, financial condition or results of operations of the Business, or that will materially adversely affect the ability of the Sellers to perform their obligations under this Agreement or consummate the transactions contemplated hereby, provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (ii) changes, conditions or effects that affect the industries in which the Sellers operate; (iii) any change, effect or circumstance resulting from an action required or permitted by this Agreement; (iv) the effect of any changes in applicable Laws or accounting rules, including GAAP; (v) any change, effect or circumstance resulting from the announcement of this Agreement; or (vi) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God.
     “Permit” means any license, permit, certificate, declaration, validation, exemption, consent, franchise, accreditation, registration, or other authorization, issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.
     “Permitted Liens” means (i) Liens for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and (ii) purchase money Liens.
     “Person” means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.
     “SEC” means the U.S. Securities and Exchange Commission.
     “SEC Reports” means all forms and reports filed by Cardo Medical with the SEC beginning with the Annual Reports on Form 10-K for the period ended December 31, 2009 until the date hereof.
     “Securities Act” means the Securities Act of 1933, as amended.

     “Taxes” means all taxes, fees, charges, or other assessments, including, but not limited to, sales, value added, income, excise, property, sales, use, payroll, franchise, intangible, withholding, social security and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.
     “Tax Return” means any tax return, disclosure, filing, information statement or other form required to be filed with any Government Authority in connection with or with respect to any Taxes.
     Other Definitions. The following terms shall have the meanings indicated in the corresponding sections of this Agreement listed below:

Term	Section
Accounting Firm	2.3(d)
Agreement	Preamble
Allocation Schedule	2.2
Bill of Sale	7.1(c)
Business	Recitals
Buyer	Preamble
Cardo Medical	Preamble
Closing	3.1
Closing Date	3.1
Closing Escrow	2.1
Closing Inventory Value	2.3(a)
Closing Inventory Value Statement	2.3(b)
Closing Payment	2.1
Confidential Information	6.4
Disclosure Schedules	Article IV Preamble
Disputed Item	2.3(c)
Dispute Notice	2.3(c)
Estimated Closing Inventory Value	2.3(a)
Financial Statements	5.7(b)
Intangible Property	5.15
Material Contracts	5.14(b)
Purchase Price	2.1
Purchased Assets	1.1
Rights	1.3(b)
Seller(s)	Preamble
Seller Intangible Property	5.15

EXHIBIT B
BILL OF SALE